# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001606914
Persons authorized to receive notices and communications: Bryan Sheffield, 300 Colorado Street, Suite 1900, Austin, Texas (TX), 78701, 737-304-7803

## Reporting persons
- Bryan Sheffield (CIK 0001606914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 183,655; shared voting power 3,463,101; sole dispositive power 183,655; shared dispositive power 3,463,101; aggregate amount beneficially owned 3,646,756 (10.4% of the class)
- Sheffield Holdings, LP (CIK 0002027828): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,586,904; sole dispositive power 0; shared dispositive power 2,586,904; aggregate amount beneficially owned 2,586,904 (7.4% of the class)
- Spraberry Interests, LLC (CIK 0002027822): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,586,904; sole dispositive power 0; shared dispositive power 2,586,904; aggregate amount beneficially owned 2,586,904 (7.4% of the class)
- Daly Waters Energy, LP (CIK 0002027837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (2.5% of the class)
- Formentera Australia Fund I GP, LP (CIK 0002027922): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (2.5% of the class)
- Formentera Investments LLC (CIK 0002027820): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 876,197; sole dispositive power 0; shared dispositive power 876,197; aggregate amount beneficially owned 876,197 (2.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Comment: This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed by the undersigned on July 8, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 14, 2025 ("Amendment No. 1"), Amendment No. 2 filed on July 23, 2025 ("Amendment No. 2"), Amendment No. 3 filed on July 29, 2025 ("Amendment No. 3"), Amendment No. 4 filed on November 17, 2025 ("Amendment No. 4"), Amendment No. 5 filed on February 13, 2026 ("Amendment No. 5"), and Amendment No. 6 filed on April 14, 2026 ("Amendment No. 6", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D") as specifically set forth herein. Amendment No. 7 is filed by (i) Bryan Sheffield, (ii) Sheffield Holdings, LP, a Texas limited partnership ("Sheffield Holdings"), (iii) Spraberry Interests, LLC, a Delaware limited liability company ("Spraberry"), (iv) Daly Waters Energy, LP, a Delaware limited partnership ("Daly Waters"), (v) Formentera Australia Fund I GP, LP, a Delaware limited partnership ("Formentera Australia"), and (vi) Formentera Investments LLC, a Delaware limited liability company ("Formentera Investments"), (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Tamboran Resources Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 11 and Item 13 on each of the cover pages of this Amendment No. 7 are incorporated by reference into this Item 5(a).

Sheffield Holdings is the record holder of 2,586,904 shares of Common Stock. Spraberry is the general partner of Sheffield Holdings. Bryan Sheffield is the manager of Spraberry. As a result, each of Mr. Sheffield and Spraberry may be deemed to share beneficial ownership of the shares held directly by Sheffield Holdings. In addition to the shares held by Sheffield Holdings, Mr. Sheffield, as investment trustee, may be deemed to beneficially own shares held by the Bryan S. Sheffield Spousal Lifetime Access Trust ("BSS SLAT"). In this regard, after giving effect to closing of the Institutional Entitlement Offer (as defined below), BSS SLAT is the record holder of 183,655 shares of Common Stock.
Daly Waters is the record holder of 876,197 shares of Common Stock. Formentera Australia is the general partner of Daly Waters. Formentera Investments is the general partner of Formentera Australia. Bryan Sheffield is the managing member of Formentera Investments. As a result, each of Mr. Bryan Sheffield, Formentera Australia and Formentera Investments may be deemed to share beneficial ownership of the shares held directly by Daly Waters.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 on each of the cover pages of this Amendment No. 7 are incorporated by reference into this Item 5(b). References herein to percentage ownerships of Common Stock are based on 34,960,006 shares of Common Stock of the Issuer issued and outstanding as of September 23, 2026, as set forth in the Issuer's Annual Report on Form 10-K for the year ended June 30, 2026, which was filed with the Commission on September 25, 2026. In this regard, this Amendment No. 7 is being filed to report a greater than 1% decrease in certain of the Reporting Persons' beneficial ownership that was due solely to the increase in outstanding shares of Common Stock as disclosed by the Issuer.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Amendment No. 7, the Reporting Persons have effected no transactions in Common Stock within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Bryan Sheffield: /s/ Bryan Sheffield, Bryan Sheffield (09/29/2026)
- Sheffield Holdings, LP: /s/ Bryan Sheffield, Bryan Sheffield / Manager (09/29/2026)
- Spraberry Interests, LLC: /s/ Bryan Sheffield, Bryan Sheffield / Manager (09/29/2026)
- Daly Waters Energy, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (09/29/2026)
- Formentera Australia Fund I GP, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (09/29/2026)
- Formentera Investments LLC: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (09/29/2026)
Comment: Sheffield Holdings, LP By: Spraberry Interests, LLC, its general partner Daly Waters Energy, LP By: Formentera Australia Fund I GP, LP, its general partner By: Formentera Investments LLC, its general partner Formentera Australia Fund I GP, LP By: Formentera Investments LLC, its general partner